FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, February 13, 2006, and entitled “Orbotech Announces Fourth Quarter And Full Year 2005 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at December 31, 2005.

3.	Registrant’s Condensed Consolidated Statements of Income for the Twelve Month and Three Month Periods ended December 31, 2005.

*            *            *            *             *            *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES FOURTH QUARTER AND

FULL YEAR 2005 RESULTS

YAVNE, ISRAEL — February 13, 2006 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2005.

Revenues for the fourth quarter of 2005 were $96.4 million, compared with $87.8 million in the fourth quarter a year ago. Net income for the fourth quarter of 2005 was $12.0 million, or $0.36 per share (diluted), compared with net income of $6.5 million, or $0.20 per share (diluted), in the fourth quarter of last year. The results for the fourth quarter of 2004 included a special charge of $2.9 million related to the Company’s write-down of its venture capital investment in an Israeli company.

Revenues for the year ended December 31, 2005 totaled $379.9 million, compared with the $315.2 million recorded in 2004. Net income for the year ended December 31, 2005 was $43.3 million, or $1.30 per share (diluted), compared with net income of $29.5 million, or $0.90 per share (diluted), for the year ended December 31, 2004.

Sales of equipment to the PCB industry relating to bare PCBs in the fourth quarter of 2005 were $38.4 million, compared with $37.3 million in the third quarter of 2005 and $32.7 million in the fourth quarter of 2004. Sales of equipment to the PCB industry relating to assembled PCBs were $8.4 million, compared with $9.1 million in the third quarter of 2005 and $8.3 million in the fourth quarter of 2004. Sales of FPD inspection equipment in the fourth quarter of 2005 were $28.1 million, compared with $26.3 million in the third quarter of 2005 and $26.4 million in the fourth quarter of 2004. Sales of automatic check reading products in the fourth quarter of 2005 were $2.1 million, compared with $1.6 million in the third quarter of 2005 and $2.0 million in the fourth quarter of 2004. In addition, service revenue for the fourth quarter of 2005 was $19.3 million, unchanged from the third quarter of 2005 and up from the $18.4 million in the fourth quarter of 2004.

The Company completed the quarter with cash equivalents and marketable securities of approximately $211 million, compared with approximately $201 million at the end of the third quarter, due principally to positive operating cash flow for the quarter of approximately $18.8 million. Non- operating disbursements totaled approximately $9.3 million, including $7.2 million for the purchase, in a privately negotiated transaction, of all 299,122 ordinary shares of the Company owned by Ormat Industries Ltd.

The Company’s results for the fourth quarter close out a year in which the Company posted record revenues, reflecting both the very positive worldwide business environment and the strong ability of the Company to capitalize on the resulting opportunities. PCB and FPD manufacturing customers have been reporting high utilization levels and strong demand for their products, particularly new and sophisticated electronic devices utilizing the latest technological enhancements.

Demand for the Company’s highly sophisticated and technologically advanced PCB-AOI products remains strong, as evidenced by the recent receipt of major orders from two large bare PCB manufacturers in the Far East for AOI and Direct Imaging equipment totaling approximately $20 million, to be delivered mainly during 2006.

The Company’s FPD business continues to experience growth as customers continue to invest in latest generation lines, in order to position themselves to meet the increasing demand for large screen LCD televisions. During the first quarter of 2006, the Company delivered its FPD-AOI systems to the first 8th generation fab, for use in the inspection of large panels for production of LCD televisions. FPD manufacturers have a growing need to receive critical, real-time data in monitoring their fabrication processes, and the Company’s FPD products provide a comprehensive yield management system which enables the efficient and rapid ramp-up of production facilities.

Commenting on the results, Yochai Richter, Chief Executive Officer, said: “We are pleased with our financial results for the quarter, and for 2005 as a whole, in which we posted record revenues. Our focused investments in research and development, and commitment to our worldwide customer support network, are an integral and consistent part of our corporate strategy. The Company enters 2006 with an excellent product portfolio, which reinforces our leadership position as the pre-eminent provider of yield management solutions to the growing industries that we serve.”

An earnings conference call is scheduled for Monday, February 13, 2006, at 9:00 a.m. EST. The dial-in number for the conference call is 773-681-5843, and a replay will be available at 203-369-3208, until February 27, 2006. The pass code is Q4. A live web cast of the conference call can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:

Adrian Auman, Corporate Vice President	Michelle Harnish
Investor Relations, Director of Finance	Marketing Communications Manager
Orbotech Ltd.	Orbotech, Inc.
+972-8-942-3560	+1-978-901-5120
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2005

	December 31 2005	December 31 2004
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	156,112	127,331
Marketable securities	24,165	14,462
Short-term bank deposits		10,000
Accounts receivable:
Trade	126,101	113,184
Other	16,884	19,849
Deferred income taxes	3,856	1,123
Inventories	70,885	71,525

Total current assets	398,003	357,474

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	31,096	29,987
Other long-term Investments	8,539	8,332
Non-current trade receivables	887	652
Severance pay fund	15,374	14,740
Deferred income taxes	1,264	4,001

	57,160	57,712

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	19,149	17,454

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	14,930	11,231

	489,242	443,871

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	35,781	35,261
Deferred service revenue	20,470	18,129
Other	39,360	39,821

Total current liabilities	95,611	93,211

ACCRUED SEVERANCE PAY	26,584	24,877

Total liabilities	122,195	118,088

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	659	503

SHAREHOLDERS’ EQUITY:
Share capital	1,635	1,620
Additional paid-in capital	104,813	98,807
Deferred stock compensation	(1,484)	(455)
Retained earnings	290,889	247,632
Accumulated other comprehensive income	83

	395,936	347,604
Less treasury stock, at cost	(29,548)	(22,324)

Total shareholders’ equity	366,388	325,280

	489,242	443,871

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE TWELVE MONTH AND THREE MONTH PERIODS ENDED DECEMBER 31, 2005

	12 months ended December 31		3 months ended December 31
	2005	2004	2005	2004
	U.S. dollars in thousands (except per share data)
REVENUES	379,923	315,168	96,453	87,768
COST OF REVENUES	216,732	176,535	53,296	50,144

GROSS PROFIT	163,191	138,633	43,157	37,624
RESEARCH AND DEVELOPMENT COSTS - net	55,761	47,997	14,634	13,095
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	59,389	52,951	15,398	14,170
AMORTIZATION OF OTHER INTANGIBLE ASSETS	2,635	2,308	730	577

OPERATING INCOME	45,406	35,377	12,395	9,782
FINANCIAL INCOME - net	3,503	1,252	1,053	390
WRITE-DOWN OF LONG-TERM INVESTMENTS		(2,945)		(2,945)

INCOME BEFORE TAXES ON INCOME	48,909	33,684	13,448	7,227
TAXES ON INCOME	5,598	4,346	1,358	853

INCOME FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	43,311	29,338	12,090	6,374
MINORITY INTEREST IN (PROFITS) LOSSES OF CONSOLIDATED SUBSIDIARY	(156)	(48)	(99)	(13)
SHARE IN PROFITS OF AN ASSOCIATED COMPANY	102	196	41	96

NET INCOME	43,257	29,486	12,032	6,457

EARNINGS PER SHARE:
BASIC	$1.32	$0.91	$0.37	$0.20

DILUTED	$1.30	$0.90	$0.36	$0.20

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	32,657	32,251	32,613	32,251

DILUTED	33,338	32,924	33,368	32,698

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg
Corporate Vice President for Finance and Chief Financial Officer

Date: February 14, 2006